FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For April 22, 2009

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   April 22, 2009

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

NORSAT ACQUIRES WiMAX SOLUTION PROVIDER

VANCOUVER, CANADA April, 22, 2009 – Norsat International Inc. ("Norsat") (TSX – NII.TO; OTC BB – NSATF.OB), announced today that it has acquired Ireland-based Bluemoon 4G Ltd. (“Bluemoon”) , a provider of WiMAX solutions.  Norsat will purchase a 100% stake in Bluemoon for five million (5,000,000) Norsat common shares.  The all-stock transaction allows Norsat to complement its’ product portfolio with the addition of a comprehensive end-to-end turnkey WiMAX solution.

“With the acquisition of Bluemoon, we accelerate our entry into the WiMAX market and expand our geographic reach into markets in emerging countries.”  said Dr. Amiee Chan. “We believe this acquisition is aligned with our strategic diversification into the commercial sector and will deliver long term growth and increase Norsat’s profitability.”

Bluemoon is a privately held company whose flagship product WiMAX–in-a-Box has both commercial and military applications and is easily scalable from as little as 10,000 subscribers.  The product is extremely well suited to rapid deployment in markets lacking extensive communications infrastructure.  Aside from Bluemoon’s technical expertise in WiMAX, the company has successfully gained sales traction in rural markets such as Africa and South East Asia.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at investor@norsat.com or by phone, 1-604-821-2808.

For further information, contact:

Dr. Amiee Chan

President & CEO

Tel: 604 821-2808

Email: achan@norsat.com

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat's audited consolidated financial statements and related notes included therein for the period ended December 31, 2008, and the Management Discussion and Analysis for the period ended December 31, 2008. All of the company's financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

# # #